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                                               FILED BY MICRON ELECTRONICS, INC.
                                                  PURSUANT TO RULE 425 UNDER THE
                                                          SECURITIES ACT OF 1933
                              AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                               SUBJECT COMPANY:  INTERLAND, INC.
                                                   COMMISSION FILE NO. 000-31111




ON THURSDAY, MARCH 29, 2001, MICRON ELECTRONICS, INC. ISSUED A PRESS RELEASE (THE "UPDATED RELEASE") TO CORRECT CERTAIN INFORMATION THAT HAD BEEN INCLUDED IN ITS EARNINGS RELEASE DATED MARCH 23, 2001 (THE "EARNINGS RELEASE"). MICRON ELECTRONICS INCLUDED THE EARNINGS RELEASE AS EXHIBIT G TO ITS FILING WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 26, 2001 PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934 (THE "RULE 425 FILING"). INFORMATION REGARDING MICRON ELECTRONICS' REVENUES FOR THE HOSTPRO BUSINESS FOR THE SECOND QUARTERS OF FISCAL 2000 AND 2001 IN THE UPDATED RELEASE SUPERSEDES THE INFORMATION FOR THE SAME PERIODS THAT WAS INCLUDED IN THE EARNINGS RELEASE (AND THE RULE 425 FILING). THE TEXT OF THE UPDATED RELEASE IS SET FORTH ON EXHIBIT A HERETO.


WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders of both Micron Electronics and Interland are advised to read the prospectus/proxy statement regarding the merger, when it becomes available, because it will contain important information. Micron Electronics and Interland expect to mail a prospectus/proxy statement about the merger to their respective stockholders. Such prospectus/proxy statement will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when available) as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The prospectus/proxy statement and such other documents may also be obtained free of charge from Micron Electronics or Interland.

Micron Electronics and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Micron Electronics' Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 26, 2000 and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Proxy Statement for the 2000 Annual


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Meeting is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Micron Electronics.

Interland and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Interland's Registration Statement on Form S-1, originally filed with the Securities and Exchange Commission on March 15, 2000, as amended from time to time thereafter and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Registration Statement on Form S-1, as amended, is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Interland.


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                                    EXHIBIT A



MICRON ELECTRONICS, INC. TODAY ISSUED CLARIFICATION ON ITS NEWS RELEASE DATED MARCH 23, 2001

3/29/2001 4:27:00 PM

NAMPA, Idaho, Mar 29, 2001 (MUEI), today issued the following clarification on its news release dated March 23, 2001:

Due to changes in the treatment of intercompany activity between HostPro and the company's discontinued operations, HostPro revenue for the second quarter of 2001 should be reported as $14.5 million, rather than $14.7 million. Additionally, the figure for the prior-year quarter should be reported as $7.2 million (as previously reported in the release dated March 20, 2000), rather than $6.6 million. These changes have no impact on the loss from continuing operations or net loss for the company as a whole.

CONTACT:      For Micron Electronics, Inc.
              Barbara Gibson, 208/898-1312